SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                  MAY 16, 2002


                              PUBLICIS GROUPE S.A.

                         133, AVENUE DES CHAMPS-ELYSEES
                                   75008 PARIS
                                     FRANCE
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F     X         Form 40-F
                                    -----                   -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes               No     X
                                               -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


Content:     Press release.

                                  EXHIBIT LIST


Exhibit         Description

99.1            Press release.


The attached press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The use of the words "aim(s)," "expect(s)," "feel(s)," "will," "may," "believe(s),""anticipate(s)" and similar expressions in the attached press release intend to identify those statements as forward looking. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. You should not place undue reliance on these forward-looking statements, which speak only as of the date of the attached press release. Other than in connection with applicable securities laws, Publicis Groupe S.A. (the "Company") undertakes no obligation to publish revised forward-looking statements to reflect events or circumstances after the date of the attached press release or to reflect the occurrence of unanticipated events. The Company urges you to review and consider the various disclosures it made concerning the factors that may affect its business carefully, including the disclosures made under the heading "Risk Factors" in documents the Company has filed with the U.S Securities and Exchange Commission.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    PUBLICIS GROUPE S.A.


                                    By:  /s/ Jean-Michel Etienne
                                        ------------------------------
                                        Name:   Jean-Michel Etienne
                                        Title:  Chief Financial Officer


Date: May 16, 2002.